# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intellicheck, Inc., CIK 0001040896
CUSIP: 45817G201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 200 Broadhollow Road, Suite 207, Melville, New York (NY), 11747
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-259340
Filed by CIK 0001792549

## Reporting persons
- Topline Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 1,159,878; shared voting power 0; sole dispositive power 1,159,878; shared dispositive power 0; aggregate amount beneficially owned 1,159,878 (5.8% of the class)
  Comment: The securities reported on this Schedule as beneficially owned by TCM (the "Securities") are held by and for the benefit of the Fund. Under the definition of "beneficial ownership" in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entity might be deemed the
  "beneficial owners" of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities. TCM, as the investment manager and general partner of the Fund, and Collin McBirney, as the member-manager of TCM, may, therefore, be deemed to beneficially own the Securities held by the Fund for the purposes of Rule 13d-3 under the Act insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.
  
  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of TCM or Mr. McBirney is, for any other purpose, the beneficial owner of any of the Securities held by the Fund, and each of TCM and Mr. McBirney expressly disclaims beneficial ownership as to the Securities held by the Fund, except to the extent of its or his pecuniary interests therein.
- Collin McBirney: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,159,878; sole dispositive power 0; shared dispositive power 1,159,878; aggregate amount beneficially owned 1,159,878 (5.8% of the class)
  Comment: The securities reported on this Schedule as beneficially owned by TCM (the "Securities") are held by and for the benefit of the Fund. Under the definition of "beneficial ownership" in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entity might be deemed the
  "beneficial owners" of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities. TCM, as the investment manager and general partner of the Fund, and Collin McBirney, as the member-manager of TCM, may, therefore, be deemed to beneficially own the Securities held by the Fund for the purposes of Rule 13d-3 under the Act insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.
  
  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of TCM or Mr. McBirney is, for any other purpose, the beneficial owner of any of the Securities held by the Fund, and each of TCM and Mr. McBirney expressly disclaims beneficial ownership as to the Securities held by the Fund, except to the extent of its or his pecuniary interests therein.
- Topline Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,159,878; shared voting power 0; sole dispositive power 1,159,878; shared dispositive power 0; aggregate amount beneficially owned 1,159,878 (5.8% of the class)
  Comment: The securities reported on this Schedule as beneficially owned by TCM (the "Securities") are held by and for the benefit of the Fund. Under the definition of "beneficial ownership" in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entity might be deemed the
  "beneficial owners" of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities. TCM, as the investment manager and general partner of the Fund, and Collin McBirney, as the member-manager of TCM, may, therefore, be deemed to beneficially own the Securities held by the Fund for the purposes of Rule 13d-3 under the Act insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.
  
  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of TCM or Mr. McBirney is, for any other purpose, the beneficial owner of any of the Securities held by the Fund, and each of TCM and Mr. McBirney expressly disclaims beneficial ownership as to the Securities held by the Fund, except to the extent of its or his pecuniary interests therein.

## Item 1. Issuer
Name of issuer: Intellicheck, Inc.
Address of issuer's principal executive offices: 200 Broadhollow Road, Suite 207, Melville, NY 11747

## Item 2. Person Filing
Name of person filing: Topline Capital Management, LLC ("TCM"), Collin McBirney and Topline Capital Partners, LP ("TCP" or the "Fund")
Address of principal business office or, if none, residence: 544 Euclid Street, Santa Monica, CA 90402
Citizenship: Reference is made to Row 4 of pages 2 - 4 of this Schedule 13G (this "Schedule"), which are incorporated by reference herein.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Reference is hereby made to Rows 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which are incorporated by reference herein. As of February 10, 2025 the Fund beneficially owns 1,159,878 shares of the issuer's common stock.
Percent of class: 5.8
Sole power to vote or to direct the vote: 1,159,878
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,159,878
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Topline Capital Management, LLC: /s/ Collin McBirney, By: Collin McBirney, Managing Member (02/10/2025)
- Collin McBirney: /s/ Collin McBirney, Collin McBirney (02/10/2025)
- Topline Capital Partners, LP: /s/ Collin McBirney, By: Topline Capital Management, LLC, the general partner By: Collin McBirney, its Managing Member (02/10/2025)